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09055470

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 50370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACR Securities, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

687 Park Lane
(No. and Street)

Cedarhurst (City) NY (State) 11516 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Want & Ender CPA, PC
(Name – *if individual, state last, first, middle name*)

386 Park Ave South (Address) (City) NY (State) 10016 (Zip Code)

PROCESSED
MAR 04 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 23 2009
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Austin C. Rybstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.C.R. Securities, Inc., as of February 13, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Austin C. Rybstein
Signature

President
Title

Hebel P. Morales
Notary Public

HEBEL P. MORALES
Notary Public, St. of N.Y.
No. 01-MO6022618
Qualified in Nassau Cty.
Comm. Exp. April 5, 20__

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUPPLEMENTARY INFORMATION

ACR Securities, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2008

NET CAPITAL :		
	Total assets	$ 41,861.07
	Total liabilities	1,250.00
	Net worth	40,611.07*
DEDUCT:	Non-allowable Asset	163.00
	Net Cap-Tentative	40,448.07
LESS:	Minimum-required	5,000.00
	Excess net capital	35,448.07
	Excess net capital (based on 10% of Liabilites $ 131)	35,440.07

The Net Capital computation is the same as the report and there is no material difference in the Net Capital.

WANT & ENDER
CPA, P.C.

Certified Public Accountants

MARTIN ENDER CPA
STANLEY Z. WANT CPA, CFP
WING S. LEUNG, CPA

Supplemental Report

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

<u>Accounting Policies</u>

ACR (the Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company operates under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii). The exemptive provisions provide that all funds and securities belonging to customers are handled by a clearing broker-dealer. The Company's clearing broker is SWS Clearing in Dallas, Texas.

386 PARK AVENUE SOUTH SUITE 1618 NEW YORK, NY 10016
TEL 212.684.2414 FAX 212.684.5433 WEB WWW.WANTENDERCPA.COM

Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission Act of 1934, the Company is required to maintain a minimum net capital as defined under the Rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $35,440 and a net capital requirement of $5000. The Company's ratio of aggregate indebtedness to net capital was 27:1. There were no material inadequacies in the procedures followed to adhere to the provisions of Rule 15c3-1.

Possession and Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) to promptly transmit all customer funds and securities to the clearing broker who carries the customer accounts. In accordance with FASB No. 105 no instruments are held by ACR Securities, Inc. therefore there is no risk by the company.

END